Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	At or For Year Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Earnings:
1. Income (loss) before income taxes	$(8,179)	$43,642	$44,602	$31,734	$39,074
2. Plus interest expense	73,231	92,466	80,854	56,097	37,233

3. Earnings including interest on deposits	65,052	136,108	125,456	87,831	76,307
4. Less interest on deposits	60,876	76,232	65,733	42,269	28,952

5. Earnings excluding interest on deposits	$4,176	$59,876	$59,723	$45,562	$47,355

Fixed Charges:
6. Including interest on deposits and capitalized interest	$73,231	$92,466	$80,854	$56,097	$37,233
7. Less interest on deposits (Line 4)	60,876	76,232	65,733	42,269	28,952

8. Excluding interest on deposits	$12,355	$16,234	$15,121	$13,828	$8,281

Ratio of earnings to fixed charges:
Including interest on deposits (Line 3 divided by Line 6)	0.89	1.47	1.55	1.57	2.05
Excluding interest on deposits (Line 5 divided by Line 8)	0.34	3.69	3.95	3.29	5.72